UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

DHT HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2065G121
(CUSIP Number)

Anchorage Capital Group, L.L.C.
610 Broadway, 6th Floor
New York, NY 10012
(212) 432-4650
Attention: Anne-Marie Kim, Esq.
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: Y2065G121	Page 2 of 9 Pages

1.	Names of Reporting Persons. ANCHORAGE CAPITAL GROUP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	5,182,558(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	5,182,558(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,182,558(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 13.36%
14.	Type of Reporting Person: OO, IA

(1)	This figure includes 2,105 Shares of Series B Preferred Stock, which are mandatorily convertible into 210,500 Shares upon the shareholder vote in favor of an increase in the number of authorized Shares (described in Item 4 herein).

SCHEDULE 13D

CUSIP No.: Y2065G121	Page 3 of 9 Pages

1.	Names of Reporting Persons. ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	5,182,558(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	5,182,558(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,182,558(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 13.36%
14.	Type of Reporting Person: OO, HC

(1)
This figure includes 2,105 Shares of Series B Preferred Stock, which are mandatorily convertible into 210,500 Shares upon the shareholder vote in favor of an increase in the number of authorized Shares (described in Item 4 herein).

SCHEDULE 13D

CUSIP No.: Y2065G121	Page 4 of 9 Pages

1.	Names of Reporting Persons. ANTHONY L. DAVIS
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	5,182,558(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	5,182,558(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,182,558(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 13.36%
14.	Type of Reporting Person: IN, HC

(1)
This figure includes 2,105 Shares of Series B Preferred Stock, which are mandatorily convertible into 210,500 Shares upon the shareholder vote in favor of an increase in the number of authorized Shares (described in Item 4 herein).

SCHEDULE 13D

CUSIP No.: Y2065G121	Page 5 of 9 Pages

1.	Names of Reporting Persons. KEVIN M. ULRICH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	5,182,558(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	5,182,558(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,182,558(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 13.36%
14.	Type of Reporting Person: IN, HC

(1)	This figure includes 2,105 Shares of Series B Preferred Stock, which are mandatorily convertible into 210,500 Shares upon the shareholder vote in favor of an increase in the number of authorized Shares (described in Item 4 herein).

SCHEDULE 13D

Page 6 of 9 Pages

Item 1.    Security and Issuer

This Amendment No. 5 amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the United States Securities and Exchange Commission (the “SEC”) on May 14, 2012, as amended by Amendment No. 1 filed on March 22, 2013, Amendment No. 2 filed on June 17, 2013, Amendment No. 3 filed on November 27, 2013 and Amendment No. 4 filed on December 4, 2013 (the “Schedule 13D”) relating to the common stock, par value $0.01 per share (the “Shares”), of DHT Holdings, Inc. (the “Issuer”), whose principal executive offices are located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The funds used for the purchase of the Shares reported herein by the Reporting Persons were derived from funds invested in Illiquid Opportunities III. A total of $999,875 was paid to acquire 2,105 shares of Series B Participating Preferred Stock (“Series B Preferred Stock”), which are convertible into 210,500 Shares reported herein.

Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On January 20, 2014, the Issuer held a special meeting of its shareholders. At the special meeting, the shareholders voted to amend the Issuer’s amended and restated articles of incorporation to increase the number of authorized Shares from 30,000,000 to 150,000,000. In connection with this shareholder approval, as described in Item 4 of Amendment No. 3 to Schedule 13D, each share of Series B Preferred Stock became mandatorily convertible into 100 Shares.

SCHEDULE 13D

Page 7 of 9 Pages

Item 5.    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of the date hereof is set forth below:

Reporting Person	Number of Shares Beneficially Owned1, 2	Percentage of Outstanding Shares3
Capital Group	5,182,558	13.36%
Management	5,182,558	13.36%
Mr. Davis	5,182,558	13.36%
Mr. Ulrich	5,182,558	13.36%

1            The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.

2            Pursuant to the Investment Agreement described in Item 4 of Amendment No. 3 to Schedule 13D, the Reporting Persons own 2,105 shares of Series B Preferred Stock. In connection with the shareholder vote in favor of an increase in the authorized number of Shares (described in Item 4 herein), the shares of Series B Preferred Stock are mandatorily convertible into newly issued Shares. Based on a current exchange rate of 100 Shares per share of Series B Preferred Stock, the Reporting Persons may be deemed to beneficially own 210,500 Shares upon conversion of their 2,105 shares of Series B Preferred Stock.

3            The beneficial ownership percentage figure is based upon the sum of 29,040,974 Shares outstanding as of January 14, 2014, as reported in the amended registration statement by foreign private issuers on Form F-3 filed by the Issuer on January 15, 2014, and 9,757,900 Shares that may be deemed issued and outstanding upon mandatory conversion of the 97,579 shares of Series B Preferred Stock committed to be acquired by investors pursuant to the Stock Purchase Agreement (described in Item 4 of Amendment No. 3 to Schedule 13D).   Pursuant to Rule 13d-3(d)(1)(i)(D), such Shares have been added to the Issuer's number of Shares outstanding, for a total of 38,798,874 Shares outstanding.

(c) On November 25, 2013, the Reporting Persons paid $999,875 to acquire 2,105 shares of Series B Preferred Stock, at a price of $475 per Share, as part of the private placement described in Item 4 of Amendment No. 3 to Schedule 13D.  In connection with the shareholder vote described in Item 4 on January 20, 2014, such shares of Series B Preferred Stock became mandatorily convertible into Shares. All shares of the Series B Preferred Stock were acquired for the account of Illiquid Opportunities III. There were no other transactions in the Shares by the Reporting Persons since the most recent filing of Schedule 13D on December 4, 2013.

(d) Illiquid Opportunities III is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the class of Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

SCHEDULE 13D

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANCHORAGE CAPITAL GROUP, L.L.C.

By: Anchorage Advisors Management, L.L.C., its Managing Member

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

ANTHONY L. DAVIS

/s/ Anthony L. Davis

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

January 24, 2014

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of DHT Holdings, Inc., dated as of January 24, 2014 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

ANCHORAGE CAPITAL GROUP, L.L.C.

By: Anchorage Advisors Management, L.L.C., its Managing Member

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

ANTHONY L. DAVIS

/s/ Anthony L. Davis

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

January 24, 2014